Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Fidelity National Financial, Inc.

Commission File No. 001- 32630

Subject Company: Cannae Holdings, Inc.

Commission File No. 333- 217886

Fidelity National Financial, Inc. Announces Record Date and Shareholders Meeting Date for Exchange of FNFV Tracking Stock for Cannae Holdings, Inc. Common Stock

Jacksonville, Fla. — (October 19, 2017) — Fidelity National Financial, Inc. (“FNF”) today announced that October 6, 2017, will be the record date and November 17, 2017, will be the date of the special meeting of the FNFV Group (NYSE:FNFV) shareholders to seek approval for the redemption by FNF of all of the outstanding shares of FNFV Group tracking stock, par value $0.0001 per share (“FNFV tracking stock”) for outstanding shares of common stock of a wholly owned subsidiary of FNF, Cannae Holdings, Inc. (“Splitco”), amounting to a redemption on a per share basis of each outstanding share of FNFV tracking stock for one share of common stock, par value $0.0001 per share, of Splitco (“Splitco common stock”).  We refer to the redemption and the resulting separation of Splitco from FNF pursuant to the redemption as the Split-Off.

If all conditions to the Split-Off are satisfied (including the receipt of the approval of the FNFV Group shareholders) or, where permissible, waived, on the date designated by the FNF board of directors, FNF would redeem all of the outstanding shares of FNFV tracking stock for outstanding shares of Splitco common stock, amounting to a redemption on a per share basis of each outstanding share of FNFV tracking stock for one share of Splitco common stock.

It is anticipated that, immediately following the Split-Off, Splitco’s shares will be listed on the NYSE.

About Fidelity National Financial, Inc.

Fidelity National Financial, Inc. is organized into two groups, FNF Group (NYSE: FNF) and FNFV Group (NYSE: FNFV).  FNF is a leading provider of title insurance and transaction services to the real estate and mortgage industries.  FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York - that collectively issue more title insurance policies than any other title company in the United States.  FNFV holds majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC, Ceridian HCM, Inc. and Del Frisco’s Restaurant Group, Inc.  More information about FNF and FNFV can be found at www.fnf.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the plan to redeem and exchange the FNFV tracking stock with the result being an independent, publicly-traded Splitco common stock; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of FNF’s Form 10-K and other filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. In connection with the proposed transactions, Splitco filed with the SEC on May 11, 2017, a preliminary registration statement on Form S-4, as amended by Amendment No. 1 on June 22, 2017, as amended by Amendment No. 2 on July 24, 2017, as amended by Amendment No. 3 on August 22, 2017, as amended by Amendment No. 4 on September 6, 2017, as amended by Amendment No. 5 on September 20, 2017, as amended by Amendment No. 6 on October 2, 2017, and as amended by Amendment No. 7 on October 18, 2017 (as so amended, the “Registration Statement”),which the SEC declared effective on October 19, 2017.  The Registration Statement included a prospectus and a proxy statement which will be sent to FNF’s FNFV Group shareholders in connection with their votes required in connection with the transaction following the Registration Statement having been declared effective by the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENTS AND ANYOTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from FNF by directing a written request to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attn: Corporate Secretary, Telephone (904) 854-8100.

Participants in a Solicitation

The directors and executive officers of FNF and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the Split-Off. Information regarding the directors and executive officers of FNF is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017, and amended or supplemented by the information contained in the supplement to the proxy statement, filed with the SEC on June 2, 2017.  Free copies of this document may be obtained as described in the preceding paragraph.

FNF - G

SOURCE:  Fidelity National Financial, Inc..

CONTACT: Daniel Kennedy Murphy, Senior Vice President and Treasurer, 904-854-8120, dkmurphy@fnf.com